UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G/A
Under the Securities Exchange Act of 1934
(Amendment No. 7)*
ESS TECHNOLOGY, INC.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
269151 10 6

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of This Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☑ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	269151 10 6

1	NAMES OF REPORTING PERSONS ANNIE M.H. CHAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		1,140,000 (2)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,140,000 (2)

WITH	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,420,000 (3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.0% based on 35,547,323 total shares outstanding as of December 31, 2007.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	269151 10 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FRED S.L. CHAN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑(1)

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,420,000 (3)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	4.0% based on 35,547,323 total shares outstanding as of December 31, 2007.

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1(a). Name of Issuer:
ESS Technology, Inc.
Item 1(b). Address of Issuer’s Principal Executive Offices:
48401 Fremont Blvd., Fremont, California 94538
Item 2(a). Name of Person Filing:
Annie M.H. Chan and Fred S.L. Chan
Item 2(b). Address of Principal Business Office or, if none, Residence:
19770 Stevens Creek Blvd., Cupertino, CA 95014
Item 2(c). Citizenship:
U.S.A.
Item 2(d). Title of Class of Securities:
Common Stock, no par value
Item 2(e). CUSIP Number:
269151 10 6
Item 3. If this statement is filed pursuant to Rule 13d-1(b), 13d-2(b) or 13d-2(c), check whether the person filing is a:
Not Applicable

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned:
1,420,000 as of December 31, 2007 (3)
(b) Percent of Class:
4.0% based on 35,547,323 total shares outstanding as of December 31, 2007.
(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote
Annie M.H. Chan: 1,140,000
Fred S.L. Chan: 0
(ii) Shared power to vote or to direct the vote of Annie M.H. Chan is 0; Fred S.L. Chan is 0
(iii) Sole power to dispose or to direct the disposition
Annie M.H. Chan: 1,140,000
Fred S.L. Chan: 0
(iv) Shared power to dispose or to direct the disposition of Annie M.H. Chan is 0; Fred S.L. Chan is 0
Item 5. Ownership of Five Percent or Less of a Class.
              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
N/A
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
N/A
Item 8. Identification and Classification of Members of the Group.
N/A
Item 9. Notice of Dissolution of Group.
N/A
Item 10. Certification.
N/A

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2008
	By:	/s/ Annie M. H. Chan

Annie M.H. Chan

Dated: February 14, 2008
	By:	/s/ Fred S. L. Chan

Fred S.L. Chan
FOOTNOTES
(1)	Mr. Fred S.L. Chan and Ms. Annie M.H. Chan (the “Chans”) are married to each other.

(2)	This amount represents shares held by the Annie M. H. Chan Living Trust.

(3)	This amount includes 1,140,000 shares held by the Annie M.H. Chan Living Trust, and 280,000 shares held in trust for the benefit of Michael Y.J. Chan, a minor child of the Chans. Mee Sim Lee, Sung Kook Kim and Myong Shin Kim are trustees of Michael Y.J. Chan’s trust.

EXHIBIT INDEX

Exhibit A.	Joint Filing Agreement, dated February 14, 2008 by and between
Annie M.H. Chan and Fred S.L. Chan.

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G/A (Amendment No. 7) dated February 14, 2008 with respect to the Common Stock of ESS Technology, Inc. and any amendments thereto is signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.
This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 14, 2008
	By:	/s/ Annie M. H. Chan

Annie M.H. Chan
Dated: February 14, 2008
	By:	/s/ Fred S. L. Chan

Fred S.L. Chan